teleCalm

Software Hardware Technology Lifestyle Community

We stop problem calls for families living with Alzheimer's and dementia

TELECALMPROTECTS.COM DALLAS TEXAS





As his mother's Caregiver, founder and CEO Tavis Schriefer learned a lot about the challenges associated with dementia. Schriefer founded teleCalm to solve these and other phone-related issues with the mission to help seniors stay safely connected with family and friends, while prolonging their independence.

Tavis Schriefer Founding CEO @ teleCalm

Why you may want to support us...

1. We have already proven our solution by processing over 1.5M phone calls from over 675 subscribers across 42 states
2. We have raised over $530K in previous rounds from private investors and won $100K award from MassChallenge Texas
3. We have 2 granted utility patents in the US and international patents in the UK and Germany
4. We have already begun expanding our offering to teleCalm Mobile with the launch of our Early Customer Program
5. We are already revenue-generating with over $244K in annual recurring revenue
6. Our customers love us, as shown in our 97% satisfaction rating and an NPS of 89

Why investors ❤ us

WE'VE RAISED $582,750 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Tavis Schriefer

Founding CEO

A 2X entrepreneur, Tavis founded his first startup in 2002 where he bootstrapped Ideative and took seven of his patented products to mass retail markets worldwide. He's been an e-comm strategist for 11 years and designed software for the Air Force.



Carl Ott

Chief Technical Officer

Carl brings over 15 years of cellular product R&D experience at companies including Nokia and TerreStar, where he managed device, web app and cloud service development, certification and launch.



Jill Schriefer

Chief Customer Officer

Jill brings 20 years of relationship management, 13 years of grant and fundraising and 7 years of proposal management experience to teleCalm. Jill has witnessed the effects of cognitive disorders firsthand in her family.



Salvador Briggman

Campaign Manager

Salvador Briggman is the founder of CrowdCrux and the author of the Kickstarter Launch Formula, along with nine other books. He also does a YouTube channel and hosts a podcast. Sal helps companies design, market, and manage crowdfunding campaigns.

In the news

AGING 2.0 · THE BUSINESS JOURNALS · Kiplinger · No Logo · No Logo · No Logo · CISION · YAHOO! FINANCE · No Logo

Downloads

teleCalm Pitch Deck.pdf

Our Fast-Growth Story...

NORTHTEXASINNO
AUSTIN BUSINESS JOURNAL
KBTX
CISION PR Newswire
SENIORS BlueBook RESOURCES FOR AGING WELL
yahoo! finance
DALLAS INNOVATES
AGING 2.0
Chicago Health
built in ATX
Kiplinger
DALLAS BUSINESS JOURNAL
McKnight's LONG-TERM CARE NEWS
ALZHEIMER'S NEWS TODAY

"A Safe Call Monitoring System for Seniors"

INTELLECTUAL PROPERTY

Patent 9,686,392 granted Jun 2017
Patent 10,425,518 granted Sep 2019
UK Pat No: 3 318 050 GB granted Jun 2020
Germany Pat No: 3 318 050 DE granted Jun 2020

® registered trademark granted in May 2017


"It's been an enormous blessing for my dad and our whole family. Such an amazing product!" -Kelli
"411 is no longer an issue, saving us hundreds of dollars a month!" -Meredith
"Has definitely helped my sanity. There are days that mom calls up to 20 times. So helpful!" -Peggy
"I love that the phone does not ring for her if it's not a contact. Thanks for creating such a useful solution to help caregivers!" -Renee


teleCalm®
protecting seniors, empowering caregivers
"A Safe Call Monitoring System for Seniors"
PORTFOLIO COMPANY
MC
2019 DIAMOND
$100K AWARD

We founded teleCalm in 2016 for one reason… to give the gift of independence to seniors living throughout the United States.

What started as a small idea is now being used nationwide, generating $22K in monthly recurring revenue from more than 500 subscribers.

With 7% month-over-month growth, teleCalm has become the preferred phone service in 17 communities across the country.


Current Traction
$22K MRR
+500 SUBSCRIBERS
1.5M CALLS
0
-50
50
89 NPS
-100
100
97% CUSTOMER SATISFACTION
2020 avg
+7% MoM Growth
Preferred Service in 17 Senior Living Communities
3 US & INT'L PATENTS

teleCalm is a safe and robust phone service for seniors that protects their phone from problematic calls.

- No internet connection required

- 24/7 Scam protection

- Block out late-night calls

- Cut down on repeated dialing

- Eliminate 911 abuse immediately

teleCalm's intuitive technology stops problem calls before they arrive, empowering seniors to retain their independence while staying safely connected to their family and friends.



TELECALM BENEFITS
CAREGIVER APP
family caregiver manages service remotely, review call history & voicemail
QUIET HOURS
set custom quiet hours to manage incoming and outgoing calls
CURB REPEATED DIALING
stop multiple outgoing calls in a short time period
911 CALL NOTIFICATIONS
immediately notifies family via text message if 911 called
911 RE-ROUTING IN SENIOR LIVING
curb inappropriate 911 calls by routing them to 24hr staff in memory care & assisted living
PHONE SCAM PROTECTION
blocks ALL known scammers & telemarketers
ENHANCED CALL BLOCKING
only approved callers are allowed to ring through
OUTGOING CALL FILTERING
prevent outgoing calls to TV shopping and other ads
NO INTERNET REQUIRED
no existing phone or internet service is required
USE EXISTING TELEPHONE
works with your favorite corded or cordless home telephone

When the phone rings with teleCalm, you can trust it will be a good call.

Finally, independent seniors can be confident that teleCalm's service will filter out scam and telemarketing calls before the phone even has the chance to ring.

teleCalm's benefits extend to families living with Alzheimer's and other dementias. Caregivers can now easily eliminate stressful phone-related issues such as late-night calls, repeated calls, and inappropriate 911 calls.

Whatever concerns you may have surrounding your senior's phone, teleCalm has a feature to bring you peace of mind.



$36 BILLION
Defrauded annually from Seniors in US
Economic Benefit
from Stopping Bad Calls
70%
Involves the telephone
18%
Family member or ex-caregiver
911
False Alarms
Strain to EMS resources resulting in fines to families
TrueLink Financial

Seniors lose $36.5 billion every year to elder financial abuse.

Almost half of those losses occur as a result of deceptive, but technically legal tactics specifically targeted at vulnerable, elderly Americans.

70% involve the telephone and 18% involve a family member, friend, or ex-paid-caregiver.


8.2
MILLION
17%
of population
seniors with dementia
1,850+/Day
10.3M by 2025
81%
Live at
Home
19%
Senior Living
Communities
30K+ Communities in US
2017, Dept of Health and Human Services

There are over 8 million seniors with dementia – that's 17% of the senior population – and it's growing by nearly 1900 a day.

By 2025, the estimated number is 10.3M seniors.

81% of seniors with dementia continue to live at home, with only 19% living among 30K senior living communities.

This group is at the highest risk for falling into the hands of scammers and unwanted callers.



One of the largest dangers seniors face with their phone is intrusive calls from scammers and telemarketers with the intent of taking advantage of the elderly.

However, another massive issue is the unintended consequences surrounding senior calling, which disrupts caregivers, law enforcement, and families worldwide.


Actual Customer Data
9 1 1
24%
costly unneeded 911 calls
shh!
34%
disruptive late-night calls
28%
stressful repeated calls
stops the bad calls
62%
reduction in calls

This includes:

- Unnecessary 911 calls

- Disruptive late-night calling

- Repeated dialing

24% of our end users in senior living actively attempt unnecessary 911 calls -- which we can reroute to nurses stations. Some of them call more than 25 times a month.

The bottom line is -- WE STOP ALL THE BAD CALLS, both incoming and outgoing -- which is about 62% of the total calls per month.

Where it All Started...

As his mom's Caregiver, CEO Tavis Schriefer learned a lot about the challenges associated with dementia.


Extremely common problems
Outgoing Calls
Home Shopping
Donation Sites
TV Advertisers
Telemarketers
Robocallers
Scammers
Late Night Calls
Repeated Calls
911 Abuse
inspired by Mom

While she continued to live alone, there were growing concerns over her telephone usage.

This included frequent home shopping, TV donations, and the onslaught of calls from scammers and telemarketers.

These are extremely common problems for those suffering from Alzheimer's and dementia.


teleCalm®
Stops Problem Calls
Telemarketers
Scammers
Toxic Family
Late Night Calls
Repeated Calls
911 Abuse

Her struggle for independence in the mists of cognitive difficulty is the inspiration behind teleCalm and why we are so passionate about stopping problem calls, reducing senior isolation and improving family communications.

How We're Different

While these other companies do offer some scam protection, they aren't able to block 100% of the bad calls like teleCalm can.

They also cannot offer the most important features that solve the problems for seniors and their families, like our patented service does.

They also cannot offer the most important features that solve the problems for seniors and their families, like our patented service does.


Home Phone
Cell Phone
No Internet Required
Scam Protection
Late-night Calls
Repeated Calls
911 Abuse
teleCalm
2020
Patented Protection
greatcall jitterbug
Charter Spectrum
Vonage
Call Blockers
Nomorobo, Robokiller, etc
BENEFITS

Of course, when you think of senior phones, you immediately think of Greatcall's Jitterbug. But Greatcall is a cell phone provider for the "active senior", versus seniors living with dementia.

Right now, over 10% of our new customers are coming from Greatcall.


Seniors Using Landlines


Seniors 65+
77%
Target Demographic
Baby Boomers
(born 1946 to 1964)
60%
Generation X
(1965 to 1976)
45%
Millennials
(1977 to 1994)
29%
US Adults 18+
48%
US Department of Health and Human Services report in May 2017
GfK MRI Survey of the American Consumer® published in January 2017

Then there's these home phone companies that require customers to have internet access at an additional expense -- 60% of seniors don't have internet – teleCalm does not require internet service.

There's also the various call blocker services, but none of them are all that effective and those robocalls still get through to seniors.

teleCalm only allows trusted contacts to ring through – That along with our other features, provides 100% protection from bad calls for caregivers and their loved ones.

At the heart of our service is the Caregiver app.


Best Solution for Caregivers and Loved Ones
FRIENDS & FAMILY
SUSPICIOUS CALLERS
KNOWN BAD CALLERS
Heart of the Service
SENIOR
CAREGIVER

Family caregivers subscribe to our phone service for their loved-one and manage that service remotely through the Caregiver app. By putting the caregiver in charge, they're able to manage the features and benefits of the service directly.


Best Solution for Caregivers and Loved Ones
FRIENDS & FAMILY
SUSPICIOUS CALLERS
KNOWN BAD CALLERS
teleCalm®
SENIOR
CAREGIVER

We developed our patented cloud-based service to work with third-party providers allowing us to intercept and evaluate calls in transit.

By designing our service this way, we are able to provide solutions to seniors whether they use landline phones or smartphones.



Calls with trusted contacts pass straight through, while suspicious calls and know bad guys are blocked immediately.

Using our Caregiver app, family caregivers can prevent 100% of the bad calls – even problem calls the senior makes due to their dementia.

Market Opportunity

We all know that landlines are on a rapid decline...

However today, over three quarters of our target demographic still use a traditional landline phones.


Seniors Using Landlines
our target demographic
prefer the phone they grew up with
1930's
1949
1959
1964
1996
2007
1970
1980
1990
2000
2010
2020
2030
2040
2050
2019
typical target senior
70 ~ 90 years old
born 1929 ~ 1949

Plus, seniors with cognitive challenges are able to use more traditional phones for longer periods of time.

What this means is that seniors in their 70's to 90's are able to use phone styles they grew up with much easier and for longer periods of time as their disease progresses.

Isolation is a growing health epidemic that runs rampant among seniors. This serves as a major factor contributing toward the progression of Alzheimer's and other forms of dementia.

According to AARP, the health risks of prolonged isolation are equivalent to smoking fifteen cigarettes per day. Nearly 80 percent of seniors say they would rather give up watching TV than talking with their friends and family.


Go To Market
81% Live at Home
19%
Live in Senior Living
Direct / Affiliate
& teleCalm Mobile
Partnership
Opportunities
Caregivers
Senior Living
Communities
Caregivers
Seniors at Home
Seniors in Communities

A phone provides the opportunity for seniors to make meaningful social connections with those they love most, all while preserving their mental well-being.

teleCalm can be put to work for both independent seniors and caregivers who watch after those who struggle with Alzheimer's and other forms of dementia.


Expanded Market Opportunities
Caregivers
43.5M
Autism
Spectrum
3.5M
Intellectually
Disabled
6.5M
Alzheimer's and
other Dementias
8.2M
Seniors with
Mental Confusion
9.57M

This major unaddressed problem is exactly why we've been seeing phenomenal growth at teleCalm.

We are targeting $326K in annual recurring revenue by the end of this year.

By 2022, we believe we can achieve over $5M in ARR and over 16K subscribers


Subscriber / Revenue Forecast
teleCalm Home Subscribers
teleCalm Mobile Subscribers
teleCalm Home Revenue
teleCalm Mobile Revenue
Subscribers
Revenue
18K
16K
14K
12K
10K
8K
6K
4K
2K
0K
$800K
$700K
$600K
$500K
$400K
$300K
$200K
$100K
$0K
1Q2020
2Q2020
3Q2020
4Q2020
1Q2021
2Q2021
3Q2021
4Q2021
1Q2022
2Q2022
3Q2022
4Q2022
ARR
$200K
$209K
$260K
$326K
$421K
$565K
$800K
$1.2M
$1.8M
$2.7M
$3.8M
$5.0M
2020 ARR ~$326K
• Continue recovery from COVID slowdown, avg +7% MoM growth.
• Awareness campaigns via paid Google and Facebook ads targeting family caregivers.
• Ramp-up Senior Living awareness and demand generation activities.
• Develop teleCalm Mobile MVP.
2021 ARR ~$1.2M
• Launch teleCalm Mobile MVP in Q1. Ramp up to 2-3x rate of home service units organically.
• Awareness campaigns on LinkedIn targeting senior living communities.
• Launch teleCalm Mobile v1 in Q3.
• Move to Amazon fulfillment or other 3PL service.
2022 ARR ~$5.0M
• Continue 2021 marketing campaigns.
• Build strategic relationships with nationwide home care and senior living operators/owners.
• Build nationwide sales channels with Best Buy or similar mass-merchant.

> ** Note: These are forward-looking projections that cannot be guaranteed.*

Partners

CrowdCrux

Investor Q&A

— COLLAPSE ALL

What does your company do?

teleCalm's patented phone service helps seniors maintain their independence through a call monitoring system that eliminates 911 abuse, repeated dialing, late-night calls, and stops telemarketer/scam calls. Family caregivers subscribe to the phone service for their loved one, replacing ANY existing phone service provider. The caregiver manages all the features remotely using our Caregiver app.

Where will your company be in 5 years?

By 2025, teleCalm hopes (but not guarantees) to be the recognized leading provider of safe phone service for the estimated 12M Americans living with dementia, both on cell phones and landlines, whether they live at home or in senior living communities.

Why did you choose this idea?

As his mother's Caregiver, founder and CEO Tavis Schriefer learned a lot about the challenges associated with dementia. Schriefer founded teleCalm to solve these and other phone-related issues with the mission to help seniors stay safely connected with family and friends, while prolonging their independence.

Why hasn't this been done? Who competes with you?

While other companies do offer some scam protection, they aren't able to block 100% of the bad calls like teleCalm can.

They also cannot offer the most important features that solve the problems for seniors and their families, like our patented service does.

Most services require a smartphone or internet service. Ours replaces your existing phone service completely.

That along with our other features, provides 100% protection from bad calls for caregivers and their loved ones.

What "stage" are you in? What's next?

teleCalm is revenue generating with $19K in monthly recurring revenue. We now have more than 450 subscribers across the US and averaged 12% month-over-month growth.

Our customers are overwhelmingly happy with our service, giving us a Net Promoter Score of 89 and a 97% Customer Satisfaction rating.

While focusing our marketing to the caregiver directly, we've also developed relationships with senior livings along the way. We are currently the preferred phone service in 16 communities.

We are targeting $475K in annual recurring revenue by the end of this year.

By 2022, we believe we can achieve over $6M in ARR and over 20K subscribers

How do you monetize? How do you make money?

Currently, teleCalm is $49.95 per month + a $60 activation fee. It replaces existing phone service, includes free long distance, and no long-term commitments. Also, no internet is required!

Why is this a good idea NOW?

There's over 8 million seniors with dementia – that's 17% of the senior population – and it's growing by nearly 1900 a day. By 2025, the estimated number is 10.3M seniors.

We offer a comprehensive solution that beats out the standard providers like greatcall, Spectrum, Vonage, and Call Blockers.

This is why so many customers are adopting our service.